Exhibit 4.5

Score Media and Gaming, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three months ended November 30, 2020 and November 30, 2019

The following is Management's Discussion and Analysis (“MD&A”) of the financial condition of Score Media and Gaming Inc. (“theScore”, “we”, “us” or “our”) and our financial performance for the three months ended November 30, 2020. The MD&A should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements for the three months ended November 30, 2020 (“Interim Financial Statements”) and Notes thereto. The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The interim MD&A should be read in conjunction with our MD&A for the year ended August 31, 2020. All amounts are in Canadian dollars unless otherwise stated. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. This MD&A reflects information as of January 13, 2021.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking statements”). All statements other than statements of historical fact contained in this MD&A, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, including in light of the ongoing and evolving COVID-19 pandemic, regulatory approvals, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements.

Additional known and unknown risks, uncertainties, and other factors that could cause actual results, performance or achievements to differ materially include, but are not limited to: the impact of the ongoing and evolving COVID-19 pandemic on our future financial position and results of operations, strategy, plans, objectives, goals and targets; the enactment of enabling legislation and regulations in the jurisdictions in which we operate, or intend to operate, to facilitate internet gaming, including (without limitation) the enactment of federal legislation in Canada to permit single event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on applicable industry participants); receipt of all relevant licences and approvals under the applicable legislation and regulations (as applicable) of the jurisdictions in which we operate, or intend to operate; and the rate of adoption of online gaming in Canada and other jurisdictions, as permitted by applicable legislation and/or regulations.

Additional factors are discussed under the heading "Risk Factors" in our Annual Information Form as filed with securities regulatory authorities in Canada and available on SEDAR at www.sedar.com and elsewhere in documents that we file from time to time with securities regulatory authorities. These risk factors include: risks associated with regulation of the gaming industry, reliance on the continued support of banks and payment processors, potential losses with respect to individual events or betting outcomes, competition in the online and mobile sports betting and media industry, becoming the subject of regulatory investigations, market access limitations, our shareholders are subject to extensive governmental regulations, industry social responsibility concerns, digital sports media industry reliance on mobile advertising, the recent expansion of our sports betting operations, our historical losses and negative operating cash flows, liquidity risk, the impact of COVID-19, the cancellation, postponement or curtailing of sporting and other events, reductions in discretionary consumer spending, our dependence on key suppliers, mobile device users limiting data tracking and targeting, new and evolving industry, limited long-term agreements with our advertisers, our need for substantial capital requirements, protection of intellectual property, infringement on intellectual property, maintaining and enhancing our brand, corporate social responsibility, responsible gaming and ethical conduct, dependence on our key personnel and employees, rapid technology developments, defects in our products, real or perceived inaccuracies in our key performance metrics, risks related to the use and collection of user data, reliance on our collaborative partners, new business areas and geographic markets, our operational and financial infrastructure, information technology defects, our reliance on third-party owned communication networks, uncertain economic health of the wider economy (including as a result of the recent COVID-19 pandemic as discussed below), governmental regulation of the internet, currency fluctuations, changes in taxation, our exposure to taxable presences, risk of litigation, internal controls, credit risk, free and open source software utilization, our major shareholder controls or directs 100% of the special voting shares, market price and trading volume of our Class A Shares (as defined herein), our debt obligations will have priority over the Class A Shares in the event of a liquidation, dissolution or winding up, our dividend policy, future sales of Class A Shares by existing shareholders and potential dilution.

In addition to these factors, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although we have attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. We do not intend, and do not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

We provide forward-looking statements because we believe they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

COVID-19 Matters

The current COVID-19 pandemic crisis continues to evolve rapidly and could have a material adverse impact on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where we operate. Labour shortages due to illness, isolation programs imposed by us or the government, or restrictions on the movement of personnel could result in a reduction or cessation of all or a portion of our operations.

The extent to which the COVID-19 pandemic may impact our business and activities will depend on future developments which remain highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, severity of the coronavirus and actions taken by the Canadian and US authorities, the postponement, suspension, cancellation, rescheduling and resumption of sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services. If the coronavirus continues to spread at the current pace, disruption to consumer spending and trade could trigger a global recession.

The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which we operate, could continue to negatively impact stock markets, including the trading price of our Class A Shares, could cause continued interest rate volatility and movements and could adversely impact our ability to raise capital.

Any of these developments, and others, could have a material adverse effect on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in our financial statements could change in the near term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable. We monitor the situation and any impacts or potential impacts on our business on an ongoing basis.

theScore

Score Media and Gaming Inc. empowers millions of sports fans through our digital media and sports betting products. Our media app ‘theScore’ is one of the most popular in North America, delivering fans highly-personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. Our sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado and Indiana. Publicly traded on the Toronto Stock Exchange (SCR), we also create and distribute innovative digital content through our web, social and esports platforms. We are organized and operate as one operating segment for the purpose of making operating decisions and assessing performance. At November 30, 2020 we had 5,566 special voting shares, 400,732,561 Class A subordinate voting shares (“Class A Shares” and each is a “Class A Share”) and 34,836,648 options to acquire Class A Shares outstanding.

Revenue

Total revenues for the three months ended November 30, 2020 and 2019 were $8.5 million and $9.2 million, respectively.

Revenues from media activities for the three months ended November 30, 2020 and 2019 were $10.6 million and $9.2 million, respectively – a new all-time record for us in a single quarter, primarily driven by strong growth in direct advertising compared to the prior period.

We generated $55.8 million of handle1 and ($0.3) million of gross gaming revenue2 for the three months ended November 30, 2020 (2019 – $8.8 million and $0.2 million, respectively). After taking into account promotional costs and fair value adjustments of unsettled bets, we generated negative net gaming revenue3 of $2.0 million (2019 – $26,000) for the three months ended November 30, 2020.

For the three months ended November 30, 2020 and 2019, revenue from Canadian sources was $4.8 million and $3.5 million, respectively, while revenue from non-Canadian sources (predominately the U.S.) for the same period was $3.7 million and $5.7 million, respectively.

1 Handle is calculated as the total amount of money wagered by customers in respect of bets that have settled in the applicable period. Handle does not include free bets or other promotional incentives, nor money bet by customers in respect of bets that are open at period end.

2 Gross gaming revenue is calculated as dollar amounts wagered by customers, less the dollar amounts paid out to customers in respect of such bets which have settled in the applicable period.

3 Net gaming revenue is measured as gross gaming revenue, less free bets, promotional costs, bonuses and fair value adjustments on unsettled bets.

We achieved 3.94 million average monthly active users and 458 million average monthly user sessions on theScore app on iOS and Android during the period, equaling 116 average monthly-sessions-per-user4.

Operating Expenses

(in thousands of Canadian dollars)

	Three months ended
	November 30, 2020	November 30, 2019
Product development and content	2,800	2,582
Sales and marketing	4,867	5,491
Technology and operations	5,328	3,158
General and administration	4,818	2,820
Depreciation and amortization	1,384	1,213
	$19,197	$15,264

Total operating expenses for the three month period ended November 30, 2020 were $19.2 million compared to $15.3 million in the same period of the prior year, an increase of $3.9 million as a result of higher expenses related to theScore Bet, along with higher personnel expenses relating to an increase in employee headcount as we continue to expand our operations.

Product development and content expenses for the three month period ended November 30, 2020 were $2.8 million compared to $2.6 million in the same period of the prior year, an increase of $0.2 million attributable principally to an increase in headcount.

Sales and marketing expenses for the three month period ended November 30, 2020 were $4.9 million compared to $5.5 million in the same period of the prior year, a decrease of $0.6 million resulting primarily from higher product marketing costs incurred in connection with the launch of theScore Bet in the prior year.

Technology and operations expenses for the three month period ended November 30, 2020 were $5.3 million compared to $3.2 million in the same period of the prior year, an increase of $2.1 million as a result of the multi-state rollout of theScore Bet which is now operational in three states as compared to one state in the prior year.

General and administration expenses for the three month period ended November 30, 2020 were $4.8 million compared to $2.8 million in the same period of the prior year, an increase of $2.0 million. The increase was related to higher personnel costs and stock based compensation as we added 43 new full-time employees when compared to the same period in the prior year.

4 User metrics refer to audience and engagement numbers for theScore app on iOS and Android.

Depreciation and amortization for the three month period ended November 30, 2020 was $1.4 million compared to $1.2 million in the same period of the prior year, an increase of $0.2 million. The increase is a result of the continued investment in fixed and intangibles assets.

Impact of Ontario Interactive Digital Media Tax Credits (“OIDMTC”)

As at November 30, 2020, tax credits recoverable of $1.6 million are included as current assets in the condensed consolidated Statement of Financial Position (August 31, 2020 - $1.6 million current). Tax credits recoverable reflect our best estimate of credits that are reasonably assured of realization considering both certificates of eligibility received from Ontario Creates (formerly, the Ontario Media Development Corporation) for specific claims and Ontario Creates’ historical acceptance of expenditures of a similar nature for refundable credit. In November 2020 we received a certificate of eligibility from Ontario Creates.

No tax credits were accrued during the three months ended November 30, 2020 and November 30, 2019.

EBITDA and Net and Comprehensive losses

We utilize earnings before interest, taxes, depreciation and amortization (“EBITDA”) to measure operating performance. Our definition of EBITDA excludes depreciation and amortization, finance (income) expense and income taxes which in our view does not adequately reflect our core operating results. EBITDA is used in the determination of short-term incentive compensation for all senior management personnel.

EBITDA is not a measure of performance under IFRS and should not be considered in isolation or as a substitute for net and comprehensive income or loss prepared in accordance with IFRS or as a measure of operating performance or profitability. EBITDA does not have a standardized meaning prescribed by IFRS and is not necessarily comparable to similar measures presented by other companies.

The following table reconciles net and comprehensive loss to EBITDA:

(in thousands of Canadian dollars)

	Three Months Ended
	November 30, 2020	November 30, 2019
Net loss for the period	$(12,673)	$(4,110)

Adjustments:
Depreciation and amortization	1,384	1,213
Finance (income) expense, net	2,015	1,172
Deferred income tax (recovery)	-	(3,107)

EBITDA	$(9,274)	$(4,832)

EBITDA loss for the three month period ended November 30, 2020 was $9.3 million compared to an EBITDA loss of $4.8 million in the same period in the prior year, an increase of $4.5 million.

Net loss for the three month period ended November 30, 2020 was $12.7 million compared to a loss of $4.1 million in the same period in the prior year, an increase of $8.6 million.

Loss per share for the three month period ended November 30, 2020 was $(0.03) compared to loss per share of $(0.01) in the same period in the prior year.

Additions to Intangible Assets

During the three months ended November 30, 2020, we capitalized product development costs of $1.2 million (November 30, 2019 - $1.0 million). The significant development projects for the three month period ended November 30, 2020 consisted of new features in theScore Bet app, significant enhancements to live betting and sports data, and significant new enhancements to our core technology infrastructure.

We capitalized internal product development costs during the three months ended November 30, 2020 and November 30, 2019 for both new development projects and projects that, in our judgement, represent substantial improvements to existing products. In assessing whether costs can be capitalized for improvements, we exercise significant judgement when considering the extent of the improvement and whether it is substantial, whether it is sufficiently separable and whether expected future economic benefits are derived from the improvement itself. Factors considered in assessing the extent of the improvement include, but are not limited to, the degree of change in functionality and the impact of the project on the ability that we will be able to attract users to our products and increase user engagement with our products. Costs, which do not meet these criteria, such as enhancements and routine maintenance, are expensed when incurred. Future economic benefits from these capitalized projects include net cash flows from future sports betting revenue and future advertising sales, which are dependent upon our ability to attract users to our products and increase user engagement with our products, and may also include anticipated cost savings, depending upon the nature of the development project.

Consolidated Quarterly Results

The following is selected consolidated quarterly financial data which relates to our preceding eight quarters, inclusive of the quarter ended November 30, 2020.

Quarterly Results	Revenue	EBITDA	Net income (loss)	Income (loss) per share – basic and diluted
	($000’s)	($000’s)	($000’s)	($)
November 30, 2020	8,539	(9,274)	(12,673)	(0.03)
August 31, 2020	2,466	(8,270)	(12,691)	(0.04)
May 31, 2020	2,381	(8,736)	(10,677)	(0.03)
February 29, 2020	6,653	(8,625)	(10,454)	(0.03)
November 30, 2019	9,219	(4,832)	(4,110)	(0.01)
August 31, 2019	6,407	(4,149)	(4,845)	(0.01)
May 31, 2019	8,463	(1,120)	(1,727)	(0.01)
February 28, 2019	6,776	(2,189)	(3,004)	(0.01)

Use of our applications has historically reflected the general trends for sports schedules of the major North American sports leagues. As a result, our first fiscal quarter ending November 30 is typically the strongest from a revenue perspective.

Quarterly revenue fluctuations are a combination of the seasonality trend of usage described above and the market for digital media advertising in Canada and the United States.

EBITDA income (loss) and net income (loss) fluctuations are due to revenue fluctuations (as above) as well as changes in discretionary marketing costs, infrastructure costs, personnel costs, and in recent quarters, costs related to our sports betting operations and infrastructure costs, and seasonal revenue fluctuations.

Liquidity Risk and Capital Resources

Cash and cash equivalents as of November 30, 2020 were $19.2 million compared to $40.1 million as of fiscal year ended August 31, 2020.

Liquidity

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. As at November 30, 2020 we had cash and cash equivalents of $19.2 million (August 31, 2020 - $40.1 million), restricted cash related to customer deposits on the betting platform of $5.6 million (August 31, 2020 - $1.9 million), accounts receivable of $10.2 million (August 31, 2020 - $5.5 million), current tax credits recoverable of $1.6 million (August 31, 2020 - $1.6 million) and accounts payable and accrued liabilities to third parties of $16.2 million (August 31, 2020 - $10.4 million). Accounts payable and accrued liabilities have contracted maturities of less than twelve months.

We prepare budgets and cash flow forecasts to assist in managing liquidity risk. We have a history of operating losses and can be expected to generate continued operating losses and negative cash flows in the future while we carry out our current business plan to further develop and expand our business. We can utilize our cash and cash equivalents to fund our operating and development expenditures.

We have access to an uncommitted variable demand credit facility (the “Demand Credit Facility”) of up to $5.0 million with a Canadian chartered bank, of which $5.0 million was available at November 30, 2020. The operating facility is available for working capital purposes. The amount available under the Demand Credit Facility is based on a percentage of our accounts receivable and those of certain of our subsidiaries. The Demand Credit Facility is available for working capital purposes and is secured by substantially all of our assets and all of the assets of certain of our subsidiaries. The Demand Credit Facility bears interest at the lenders prime rate plus 1.00% per annum. The Demand Credit Facility is repayable on demand and is subject to certain financial covenants. As of November 30, 2020 the amount drawn on the Demand Credit Facility is nil (August 31, 2020 – nil).

In July 2020, we entered into a $6.25 million revolving term credit facility with the same Canadian chartered bank that maintains the Demand Credit Facility, supported by Export Development Corporation’s Business Credit Availability Program (“EDC BCAP”). The revolving term credit facility is available to provide us additional liquidity and to mitigate the impact of COVID-19 on our operations. The revolving term credit facility is secured by substantially all of our assets and all of the assets of certain of our subsidiaries. The revolving term credit facility bears interest at the lenders prime rate plus 2.00% per annum and is subject to a facility fee in respect of the EDC BCAP program of 1.80%. The revolving term credit facility is repayable by July 15, 2021, is extendable for a further period of 364 days in certain circumstances and is subject to certain financial covenants. On November 27, 2020, we repaid the full balance owing on the revolving term credit facility in the amount of $6.25 million.

While we can utilize our cash, cash equivalents and credit facilities to fund our operating and development expenditures, we do not have access to other committed sources of funding, and depending upon the level of expenditures and whether profitable operations can be achieved, we may be required to seek additional funding in the future.

Operations

Cash flows used in operating activities for the three months ended November 30, 2020 were $11.2 million compared to $7.9 million in the same period of the prior year. The increase in cash flows used in operations was a result of increases in costs related to our sports betting operations.

Financing

Cash flows used for financing activities for the three months ended November 30, 2020 were $6.0 million compared to cash flows provided of $37.1 million in the same period in the prior year. On November 27, 2020 we repaid $6.25 million owing on the revolving term credit facility and on September 2, 2019 we closed a convertible debenture financing for $40.0 million less financing and other costs related to closing of the financing.

Investing

Cash used in investing activities for the three months ended November 30, 2020 was $3.7 million compared to $1.2 million in the same period in the prior year. The increase in cash used in investing activities was due to increased investments in intangible assets.

Commitments

We have no debt guarantees, off-balance sheet arrangements or long-term obligations other than the agreements noted below.

We have the following undiscounted contractual obligations at November 30, 2020:

(in thousands of Canadian dollars)

	Payments Due by Period
Contractual Obligation	Total	Within 1 year	2-3 years	4-5 years	More than 5 years
Total Debt [1]	46,755	-	-	46,755	-
Lease Liabilities [2]	1,783	973	810	-	-
Purchase Obligations [3]	46,282	9,591	12,774	6,077	17,840
Total Contractual Obligations	94,820	10,564	13,584	52,832	17,840

1 Principal repayments related to convertible debenture.

2 Lease liabilities relate to right-of-use assets which include head office space.

3 Purchase obligations are minimum payments under contracts for periods ranging from one to twenty years.

Convertible Debenture

On September 5, 2019, we completed a non-brokered financing of $40.0 million by way of issuance of convertible debentures (“convertible debenture”). The debentures carry an interest rate of 8.0%, payable in arrears, in equal semi-annual payments on the last day of February and August in each year commencing on February 29, 2020, with a maturity date of August 31, 2024, or the earlier date of redemption, repayment or conversion.

At the holder’s option, the debenture may be converted into Class A Shares at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date and the business day immediately preceding the date fixed for redemption of the debenture. The conversion price will be $0.75 for each Class A Share, being a conversion rate of 1,333.3333 Class A Shares issuable for each one thousand dollars principal amount of the debenture, subject to adjustment in certain circumstances.

Subject to specified conditions, the debenture may be redeemed at our option at par plus accrued and unpaid interest at any time after August 31, 2023 if the volume weighted average trading price of the Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the redemption is given is not less than 125% of the conversion price, or if the principal sum of the debenture outstanding is $4.0 million or less.

Upon the occurrence of a change of control of theScore or the sale of our core assets, we will be required to make an offer to purchase the debenture at a price equal to 105% of the principal amount plus accrued and unpaid interest.

The convertible debenture issuance resulted in the recognition of a deferred tax liability of $3.1 million in the three months ended November 30, 2019.

Interest and accretion expense for the three months ended November 30, 2020 was $1.4 million (2019 - $1.2 million). As of November 30, 2020 we have elected to accrue unpaid interest of $3.2 million (2019 – nil) to the principal sum outstanding of the debenture.

Related Party Transactions

In Fiscal 2013, we entered into a lease for a property partially owned by John Levy, our Chairman and Chief Executive Officer. The aggregate rent paid during the three months ended November 30, 2020 amounted to $10,000, respectively (2019 - $10,000).

The corresponding payable balance as at November 30, 2020 was $808 (2019 - $0.3 million), which includes transactions whereby Norwest Video Inc. is to be reimbursed for operational costs pursuant to its management services agreement with us.

These transactions are recorded at the exchange amount, being the amount agreed upon between the parties.

Financial Instruments and other instruments:

We have the following financial instruments: cash and cash-equivalents, accounts receivable, accounts payable and a convertible debenture. Our financial instruments were comprised of the following as at November 30, 2020; cash and cash equivalents of $19.2 million; accounts receivable of $10.2 million; restricted cash related to customer deposits of $5.6 million; accounts payable and accrued liabilities $16.2 million and convertible debenture of $30.9 million. Accounts receivable are carried at amortized cost. Accounts payable and accrued liabilities are carried at amortized cost and are primarily comprised of short-term obligations owing to suppliers related to our operations.

Fair Value

Fair value is the estimated amount that we would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

The fair values of our financial assets and liabilities, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities were deemed to approximate their carrying amounts due to the relative short-term nature of these financial instruments. The fair value of the convertible debenture was deemed to approximate the carrying amount due to the short passage of time between issuance date and the date of these interim financial statements and the risk factors for us remaining consistent within this period.

Customer concentration

As at November 30, 2020, no customer had an accounts receivable balance exceeding 10% of the total accounts receivable balance (August 31, 2020 – two customers, a media agency and programmatic network, represented 13% and 13% of the accounts receivable balance).

For the three months ended November 30, 2020, sales to one customer, a programmatic network, exceeded 10% of total revenue, with this customer representing 19% of total revenue for the period (three months ended November 30, 2019 – one customer, a media programmatic network, represented 13% of total revenue for the period).

Use of Proceeds – 2019 Convertible Debenture Financing

On August 31, 2019, we entered into an investment agreement (the “Investment Agreement”) with a fund managed and controlled by Fengate Asset Management (“Fengate”), pursuant to which we issued a convertible debenture to Fengate on September 5, 2019 for gross proceeds of $40.0 million and net proceeds of $37.0 million (the “2019 Convertible Debenture Financing”). The following is a tabular comparison of the use of proceeds disclosed in our MD&A for the fiscal year ended August 31, 2020 (the “2020 Annual MD&A”) and the actual use of the net proceeds subsequent to the 2019 Convertible Debenture Financing. Net proceeds from the convertible debenture were exhausted during the quarter ended November 30, 2020.

Use of Proceeds	Disclosed in the 2020 Annual MD&A	Net Proceeds and estimated use of 2019 Convertible Debenture Financing	Variance
	(Cdn$)
Sources:
Net proceeds of the 2019 Convertible Debenture Financing	$40,000,000	$36,969,204	$3,030,796
Total:	$40,000,000	$36,969,204	$3,030,796
Uses:
Use of cash for the growth and development of our media and sports betting businesses	$40,000,000	$25,878,443	$14,121,557
Balance for working capital and general corporate purposes(1)	N/A	$11,090,761	N/A
Total:	$40,000,000	$36,969,204	$3,030,796

1 Funds used for working capital and general corporate purposes indirectly support the growth and development of our media and sports betting businesses. In addition, the variability of various aspects of the growth and expansion of our sports betting business (including the enactment of enabling gaming legislation and regulations, negotiation of market access, applications for direct licensure and the receipt of required licenses and other regulatory approvals), and the impact this variability has on our ability to accurately predict the specific timing and need for funds, funds may be reallocated from time to time as permitted.

Use of Proceeds – 2020 August Bought Deal Offering

In August 2020, we completed a bought deal offering of Class A shares, including over-allotment option, of 39.5 million Class A shares (the “2020 August Bought Deal Offering”) that resulted in gross proceeds of $25.6 million and net proceeds of $23.6 million. The following is a tabular comparison of the use of proceeds disclosed in our short form prospectus and our estimated use of the net proceeds subsequent to the 2020 August Bought Deal Offering. The $23.6 million of actual net proceeds shown below includes the net proceeds from the partial exercise of the over-allotment option by the underwriters of the 2020 Offering.

Use of Proceeds	Disclosed in the 2020 August Bought Deal Offering Prospectus	Net Proceeds and estimated use of 2020 August Bought Deal Offering	Variance
	(Cdn$)
Sources:
Net proceeds of the 2020 August Bought Deal Offering	$23,023,500	$23,610,426	$586,926
Total:	$23,023,500	$23,610,426	$586,926
Uses:
Working capital and general corporate purposes(1)	$23,023,500	$23,610,426	$586,926
Total:	$23,023,500	$23,610,426	$586,926

Consistent with the disclosures made in the 2020 August Bought Deal Offering Prospectus, the increase in net proceeds resulting from the exercise of the over-allotment option on September 18, 2020, that were allocated to working capital and general corporate purposes.

Other than the increased funds for working capital and general corporate purposes disclosed above, to date, there have been no material variances in the estimated use of proceeds from the disclosures made in the 2020 August Bought Deal Offering Prospectus.

1 General corporate purposes includes the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of the Score Bet and user acquisition and retention in jurisdictions where we are or will be operating.

Critical Accounting Estimates and Judgements

Our significant accounting policies are described in note 2 to the fiscal 2020 audited consolidated financial statements and notes thereto, which have been prepared in accordance with IFRS. The preparation of these fiscal 2020 consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, and related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

We use estimates when accounting for certain items such as revenues, capitalization of product development costs, allowance for doubtful accounts, amortization of intangible assets, useful lives of property and equipment, asset impairments, share-based compensation plans, deferred income taxes and impairment of intangible assets.

Estimates are also made by us when recording the fair value of assets capitalized and receivables recognized. Estimates are based on numerous factors, including historical experience, current events and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Actual results could differ from those estimates. Critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter. The most significant estimates and judgments made by us are described below.

Intangible assets

Our judgment is applied, and estimates are used, in determining whether costs qualify for recognition as internally developed intangible assets. To be able to recognize an intangible asset, we must demonstrate the item meets the definition of an intangible asset in IAS 38. We exercise significant judgment in determining whether an item meets the identifiability criteria in the definition of an intangible asset which, in part, requires that the item is capable of being separated or divided from us and sold, transferred or licensed either individually or together with a related contract or asset, whether or not we intend to do so. Judgment is required to distinguish those expenditures that develop the business as a whole, which cannot be capitalized as intangible assets and are expensed in the years incurred.

Also, to recognize an intangible asset, we, in our judgment, must demonstrate that it is probable that expected future economic benefits will flow to us and that the cost of the asset can be measured reliably. Estimates are used to determine the probability of expected future economic benefits that will flow to us. Future economic benefits include net cash flows from the sports betting app as well as net cash flows from future advertising sales, which are dependent upon our ability to attract users to our products and increase user engagement with our products, and may also include anticipated cost savings, depending upon the nature of the development project.

We capitalized internal product development costs during quarter ended November 30, 2020 and 2019 for both new development projects and projects that, in our judgment, represent substantial improvements to existing products. In assessing whether costs can be capitalized for improvements, we exercise significant judgment when considering the extent of the improvement and whether it is substantial, whether it is sufficiently separable and whether expected future economic benefits are derived from the improvement itself. Factors considered in assessing the extent of the improvement include, but are not limited to, the degree of change in functionality and the impact of the project on our ability to attract users to our products and increase user engagement with our products. Costs which do not meet these criteria, such as enhancements and routine maintenance, are expensed when incurred.

In addition, we use estimation in determining the measurement of internal labour costs capitalized to intangible assets. The capitalization estimates are based upon the nature of the activities the developer performs.

Our judgment is also used in determining appropriate amortization methods for intangible assets, and estimates are used in determining the expected useful lives of amortizable intangible assets.

Tax credits

Refundable tax credits related to expenditures to develop digital media products are recognized when there is reasonable assurance that they will be received and we have and will comply with the conditions associated with the relevant government program. Our judgment is required in determining which expenditures and projects are reasonably assured of compliance with the relevant conditions and criteria and have, accordingly, met the recognition criteria.

Impairment of non-financial assets

An impairment test is carried out whenever events or changes in circumstances indicate that carrying amounts may not be recoverable and is performed by comparing the carrying amount of an asset or CGU and its recoverable amount. Our judgment is required in determining whether an impairment indicator exists. The recoverable amount is the higher of fair value, less costs to sell, and its value in use over its remaining useful life.

This valuation process involves the use of methods which use assumptions to estimate future cash flows. The recoverable amount depends significantly on the discount rate used, as well as the expected future cash flows and the terminal growth rate used for extrapolation.

Programmatic receivables

We estimate receivables pertaining to programmatic advertising revenues, based on the best information available at the recognition date. These estimates are trued up at the time of payment.

Amongst other factors, we consider the historic experience with the programmatic partner and the age of the outstanding balance.

Allowance for doubtful accounts

The valuation of accounts receivable requires valuation estimates to be made by us. These accounts receivable comprise a large and diverse base of advertisers dispersed across varying industries and locations that purchase advertising on our digital media platforms.

We determine an allowance for doubtful accounts based on knowledge of the financial conditions of our customers, the aging of our receivables, customer and industry concentrations, our current business environment and our historical experience. A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in facilities, administrative and other expenses.

The loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition.

Subsequent Event

On December 17, 2020, we completed a short-form bought deal prospectus offering where 28,572,000 Class A subordinate voting shares were issued at a price per share of $1.40. On December 31, 2020, the underwriters exercised their overallotment option in full, purchasing an additional 4,285,800 Class A subordinate voting shares for at a price per share of $1.40, resulting in total gross proceeds of the offering of $46.0 million.

We stated in our short form prospectus dated December 11, 2020 (the “December Prospectus”) that we intend to use the net proceeds from the December 2020 Offering to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet's operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where we currently operate, or will be operating in the future. To date, there have been no material variances in the use of proceeds from the December 2020 Offering from the disclosures made in the December Prospectus.